Exhibit 4.13

Braiin Limited

April 1, 2026

Roni Laserson

Address on file with the Company

Re: Offer Letter – Head of Investor Relations and Head of Business Development,

PropTech Division

Dear Roni,

On behalf of Braiin Limited (the “Company”), I am pleased to confirm our offer to you for employment in the position of Head of Investor Relations and Head of Business Development for the Company’s PropTech division in the United States. You will report directly to the Chief Operating Officer. Your employment under this letter agreement (this “Agreement”) will commence on April 1, 2026 (the “Effective Date”).

Position and Duties

You will serve as Head of Investor Relations and Head of Business Development for the Company’s PropTech division in the United States and will perform such duties, responsibilities, and authorities as are customary for an executive in these roles, together with such additional duties as may be assigned to you by the Chief Operating Officer from time to time.

Your duties will include, among other things: leading investor relations strategy and shareholder communications; supporting relationships with analysts, institutional investors, retail shareholders, and media; coordinating investor presentations, earnings-related materials, conferences, roadshows, and other public-company communications; assisting with business development, strategic partnerships, and commercial initiatives for the Company’s PropTech division in the United States; supporting cross-functional initiatives with finance, legal, marketing, and operations teams; and performing such other executive responsibilities as may reasonably be assigned by the Company.

Your principal place of employment will be in the United States, although you acknowledge that regular travel to New York, other parts of the United States, Australia, India, and other jurisdictions may be required in connection with the performance of your duties.

Total Target Compensation

Your total target annual compensation opportunity is expected to be approximately US$670,000, consisting of a combination of annual cash compensation and long-term equity incentives.

This compensation structure is intended to align your interests with the long-term growth and value creation objectives of the Company as a newly listed Nasdaq company.

Base Salary

As of the Effective Date, you will be paid an annual base salary of US$370,000 per year, payable in accordance with the Company’s standard payroll practices and subject to applicable tax withholdings and deductions.

Your base salary will be reviewed periodically by the Board of Directors (the “Board”) or the Compensation Committee of the Board (the “Committee”), but any increase shall be in the sole discretion of the Board or Committee.

Sign-On Bonus

You will receive a sign-on bonus of US$50,000, less applicable tax withholdings and deductions, payable within thirty (30) days following the Effective Date.

In the event your employment with the Company terminates for any reason prior to the twelve (12) month anniversary of the Effective Date, you agree to repay the gross amount of the sign-on bonus to the Company within thirty (30) days following your termination date. The Company may, to the extent permitted by applicable law, offset any unpaid repayment obligation against any amounts otherwise payable to you.

Annual Cash Incentive

Given that the Company is newly listed and remains focused on preserving cash flow for growth initiatives, acquisitions, working capital, and other corporate obligations, you will not be eligible for an annual cash bonus for fiscal year 2026.

The Board and the Committee may reassess whether to introduce an annual cash incentive opportunity after December 31, 2026, based on the Company’s financial performance, cash flow position, strategic priorities, and overall business needs.

Equity Incentive Awards

You will be eligible to participate in the Company’s equity incentive plan, as may be adopted and amended from time to time (the “Plan”), subject to Board or Committee approval.

In connection with your employment, the Company expects to grant you a time-based restricted stock unit award with an aggregate grant date fair value of US$300,000, subject to approval by the Board or Committee.

The restricted stock units are expected to vest over four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal quarterly instalments over the following three years, subject to your continued employment through each vesting date.

All equity awards shall remain subject to the terms of the Plan and the applicable award agreement.

Benefits

You will be eligible to participate in all employee benefit plans, programs, and arrangements that the Company makes available to similarly situated executives from time to time, subject to the terms, conditions, and eligibility requirements of such plans.

Reasonable business expenses, including business travel and related expenses, will be reimbursed in accordance with the Company’s expense policy, as in effect from time to time.

Termination of Employment

Your employment with the Company will be at will, meaning that either you or the Company may terminate your employment at any time, with or without cause.

If your employment is terminated by the Company without Cause, other than due to death or disability, you will be entitled to receive:

●	any accrued but unpaid base salary through the termination date;

●	reimbursement of any unreimbursed business expenses; and

●	continued payment of your then-current base salary for six (6) months following the termination date, subject to your execution and non-revocation of a customary release of claims.

For purposes of this Agreement, “Cause” means: fraud, dishonesty, willful misconduct, material breach of Company policy, material breach of this Agreement, conviction of a felony, or material failure to perform your duties following written notice and a reasonable opportunity to cure, where appropriate.

Confidentiality and Restrictive Covenants

You will be required to comply with the Company’s confidentiality, insider trading, clawback, code of conduct, and other corporate governance policies as adopted or amended from time to time.

You agree that all confidential information, work product, inventions, intellectual property, and other materials created or developed by you in connection with your employment shall belong exclusively to the Company. You also agree to customary non-solicitation and non-competition restrictions for a period of twelve (12) months following the termination of your employment, to the extent permitted by applicable law.

Governing Law

This Agreement shall be governed by the laws of the State of New York, except to the extent U.S. federal securities laws or Nasdaq rules may apply.

Entire Agreement

This Agreement constitutes the entire agreement between you and the Company with respect to your employment and supersedes all prior discussions, negotiations, and agreements relating to the subject matter hereof.

Please indicate your acceptance of this offer by signing below.

Sincerely,

/s/ Usha Murphy
Usha Murphy
Chair of the Compensation Committee
Braiin Limited

Accepted and Agreed:

/s/ Roni Laserson
Roni Laserson

Date: April 1, 2026